EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2015 AND SEPTEMBER 30, 2014

(Unaudited)

(All amounts in US Dollars)

	March 31,	September 30,
	2015	2014
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$568,012	$845,084
Accounts Receivable	396	440
Deposit	9,766	10,286
Prepayment	1,434	1,428
TOTAL CURRENT ASSETS	579,608	857,238
NON-CURRENT ASSETS
Property, plant and equipment, net	13,405	15,706
Loan Receivables	1,017	1,016
Deferred Charges	470,051	496,166
TOTAL NON-CURRENT ASSETS	484,473	512,888
TOTAL ASSETS	1,064,081	1,370,126
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	532,608	490,433
Unearned Revenue	410,535	407,580
TOTAL CURRENT LIABILITIES	943,143	898,013
NON-CURRENT LIABILITIES
Notes Payable	1,363,768	1,328,516
TOTAL LIABILITIES	2,306,911	2,226,529

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value, Authorized: 250,000,000 shares; Issued and outstanding September 30, 2014; March 31, 2015 - 89,036,000	8,904	8,904
Additional paid-in capital	24,849,131	24,727,453
Deficit	(26,294,502)	(25,777,160)
Accumulated Other Comprehensive Loss	(1,839)	(2,980)
Non-controlling Interest	195,476	187,380

TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(1,242,830)	(856,403)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$1,064,081	$1,370,126

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended March 31, 2015	3 months ended March 31, 2014	6 months ended March 31, 2015	6 months ended March 31, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

License Fees and Royalties	$0	$0	$0	$0
Total Revenues	$0	$0	$0	$0

General and Administrative Expenses	165,536	308,406	329,207	526,561
Depreciation	1,202	1,206	2,404	2,410
Stock-based compensation	101,694	0	121,678	0
Gain/(Loss) from Operations	(268,432)	(309,612)	(453,289)	(528,971)

OTHER INCOME
Other Income	0	(4)	0	13,361
Interest Income,	39	114	104	273

OTHER EXPENSES
Interest Expense, net	(28,202)	(23,350)	(56,346)	(45,737)
Gain/(Loss) before Income Taxes	(296,595)	(332,852)	(509,531)	(561,074)
Income Tax	-	-	-	-
Net Gain/(Loss)	(296,595)	(332,852)	(509,531)	(561,074)
Net Income/(Loss) attributable to Non-controlling interests	(3,905)	(3,904)	(7,811)	(7,810)
Net Gain/(Loss) attributable to UMeWorld Stockholders	(300,500)	(336,756)	(517,342)	(568,884)
Comprehensive Loss
Net Gain/(Loss)	(300,500)	(336,756)	(517,342)	(568,884)
Translation Adjustment	(516)	(168)	(1,426)	47
Comprehensive Gain/(Loss)	(301,016)	(336,924)	(518,768)	(568,837)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	(103)	53	(285)	10
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(301,119)	(336,871)	(519,053)	(568,827)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0034)	$(0.0038)	$(0.0058)	$(0.0064)
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000	89,036,000	89,036,000

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

AS OF MARCH 31, 2015 AND SEPTEMBER 30, 2014

(UNAUDITED)

(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		UMeWorld	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)

Balance as of September 30, 2013 (Audit)	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Options Issued			2,652,990			2,652,990		2,652,990
Warrant Issued			39,969			39,969		39,969
Foreign Currency Translation				(939)		(939)	(235)	(1,174)
Non-controlling interest							15,624	15,624
Net Loss for the period					(3,872,371)	(3,872,371)		(3,872,371)
Adjustment to Redomicile to BVI			(9,022)			(9,022)		(9,022)
Balance as of September 30, 2014 (Audit)	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	$(1,043,783)	$187,380	$(856,403)
Warrant Issued			121,678			121,678		121,678
Foreign Currency Translation				1,141		1,141	285	1,426
Non-controlling interest							7,811	7,811
Net Gain/(Loss) for the period					(517,342)	(517,342)		(517,342)
Balance as of March 31, 2015	89,036,000	$8,904	$24,849,131	$(1,839)	$(26,294,502)	$(1,438,306	$195,476	$(1,242,830)

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2015 AND 2014

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended March 31, 2015	3 months ended March 31, 2014	6 months ended March 31, 2015	6 months ended March 31, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(296,594)	$(332,852)	$(509,531)	$(561,074)
Noncash item:
Non-Controlling Interest	4,009	3,828	8,096	7,777
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,202	1,206	2,404	2,410
Stock based compensation	101,694	0	121,678	0
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	4	(217)	(6)	497
Decrease/(Increase) in Deferred	12,534	20,283	26,115	32,909
Decrease/(Increase) in Accounts Receivable	(6)	52,382	44	142,589
Decrease/(Increase) in Loans Receivable	(1)	(1,016)	(1)	(201,016)
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	11,862	67,037	42,175	60,541
(Decrease)/Increase in Accrued Interest on Notes Payable	(3,241)	2,619	8,602	11,791
Decrease/(Increase) in Deposit	346	38	520	(22)

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(168,191)	(186,692)	(299,904)	(503,598)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sold of Machinery and Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-In Capital	19,984	0	0	0
Issuance / (cancellation) of Common Stock	0	0	0	0
Issuance (repayment) of Notes Payable, net	72,470	22,001	95,050	213,184

NET CASH PROVIDED BY FINANCING ACTIVITIES	92,454	22,001	95,050	213,184
Effect of exchange rate changes on cash and cash equivalents	(65,044)	(23,793)	(72,218)	(19,661)
NET (DECREASE)/INCREASE IN CASH	(140,781)	(188,484)	(277,072)	(310,075)

CASH, and cash equivalents, beginning of period	708,793	1,128,393	845,084	1,249,984

CASH, and cash equivalents, end of period	$568,012	$939,909	$568,012	$939,909

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0

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